SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On May 19, 2020, Fresenius Medical Care AG & Co. KGaA (the “Company”) filed the updated base prospectus for the Company’s €10 billion European Medium-Term Note Program (“Program”) for approval with the Commission de Surveillance du Secteur Financier (“CSSF”), which is the competent Luxembourg authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 Prospectus Regulation and the Luxembourg law relating to prospectuses for securities dated July 16, 2019, as amended (Loi du 16 juillet 2019 relative aux prospectus pour valeurs mobilières et portant mise en œuvre du règlement (UE) 2017/1129). The notes issued and to be issued under the Program have been and will be guaranteed by Fresenius Medical Care Holdings, Inc. (“FMCH”). The Company has filed the audited consolidated financial statements of FMCH and its subsidiaries as of and for the years ended December 31, 2019 and 2018 (“FMCH financial statements”) with the CSSF and the Luxembourg Stock Exchange (“LSE”), which are then available on the website of the LSE.

The Company has also posted the audited consolidated FMCH financial statements on the Company’s website. The FMCH financial statements are being filed solely to comply with the requirements of Form 6-K and Securities and Exchange Commission Rule 13a-16 relating to information that a foreign private issuer files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange. Notes under the Program may not be offered or sold in the United States of America (“US”) absent registration under the US Securities Act of 1933, as amended, or an exemption from registration. Further, any notes under the Program will not be offered for sale in the US or to “US persons” (as defined in Regulation S under the US Securities Act of 1933, as amended).

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Audited consolidated financial statements of Fresenius Medical Care Holdings, Inc. and subsidiaries as of and for the years ended December 31, 2019 and 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 19, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

	By:	/s/ RICE POWELL
		Name:	Rice Powell
		Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

	By:	/s/ HELEN GIZA
		Name:	Helen Giza
		Title:	Chief Financial Officer and
Member of the Management Board of the General Partner